February 26, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Dieter King, Assistant Director

Re:	First BanCorp.
Registration Statement on Form S-3 (Registration No. 333-209516)

Dear Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, First BanCorp. (the “Corporation”) hereby requests acceleration of the effective date of the Corporation’s Registration Statement on Form S-3, as amended (Registration No. 333-209516) (the “Registration Statement”), so that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on February 29, 2016, or as soon as practicable thereafter.

The Corporation acknowledges that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FIRST BANCORP.

/s/ Lawrence Odell
Name:	Lawrence Odell
Title:	Executive Vice President and General Counsel

cc:	Linda L. Griggs, Esq.